Exhibit 99.1

Autohome Inc. Announces Unaudited Results for the First Quarter Ended March 31, 2015

First Quarter Net Revenues Increased Significantly by 82.1% Year-over-Year to RMB622.9 Million

BEIJING, May 6, 2015 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Financial Highlights1

•	Net Revenues significantly increased 82.1% year-over-year to RMB622.9 million ($100.5 million) for the first quarter of 2015, exceeding the Company’s original guidance of RMB573 million ($92.4 million) to RMB602 million ($97.1 million).

•	Adjusted Net Income increased 44.3% year-over-year to RMB197.5 million ($31.9 million) for the first quarter of 2015.

First Quarter 2015 Operating Highlights

•	Continued Advancement in Transaction Platform and Media Value: In the first quarter of 2015, revenues from the dealer yellow page business, which include dealer advertising and dealer subscription services, increased 96.3% year-over-year to RMB321.6 million while revenues from automaker advertising services increased 69.1% year-over-year to RMB301.3 million. Revenues from the dealer yellow page business and revenues from the automaker advertising services accounted for 51.6% and 48.4% of the total net revenues, respectively, during the quarter.

•	Robust Growth of Mobile Traffic: The number of average daily unique visitors who accessed the Company’s websites via mobile devices and the number of average daily unique visitors to the Company’s mobile applications reached approximately 5.0 million and 4.7 million, respectively, in the month of March 2015. Altogether, that represents growth of approximately 131% in the total number of average daily unique visitors on mobile platforms compared to those in March 2014.

•	Industry Leading Growth in Dealer Subscriptions: In the first quarter of 2015, Autohome provided dealer subscription services to 17,871 dealer subscribers, representing a year-over-year increase of 41.2% from 12,659 dealer subscribers in the corresponding period in 2014.

•	Autohome Remains the Dominant Leader of Online Destinations for Automobile Consumers in China: According to the Baidu Index, Autohome obtained the highest popularity score among its peers in China in the first quarter of 2015. This indicates that Autohome remains the leading online destination for automobile consumers with a strong brand.

[1]	The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.1990 on March 31, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

James Qin, Chief Executive Officer of Autohome, stated, “We are pleased to report another quarter of strong and above-expectation top-line growth despite the seasonality factor. Our solid results reflect the ongoing progress of various key initiatives, most notably in the areas of expanding our mobile platform and fully building out our transaction model. More specifically, during the first quarter of 2015, sales leads from mobile reached to a record high of 58.7% contribution to the total. We are very excited about the steep ramp up of our mobile traffic. We are working to introduce more related products to even further boost the traffic and enhance the user experience and engagement, and therefore benefit our overall performance. Further, we have successfully transitioned to a phase where a majority of our business is being run through the transaction model we have created. As part of this, we officially launched i-Autohub, a new intelligent and integrated marketing system, in March 2015 to better serve our growing dealer network by assisting dealers with managing sales leads and ultimately improving their conversion rates and transaction execution. We continue to aim to be the leading online automobile transaction facilitator in China and believe we are well on track to achieving this goal.

“As we look forward to the remainder of the year, we intend to further maximize our strengths and competitive advantages as the leading online destination for automobile consumers in China. We provide users with the most comprehensive content available, consistently achieve industry leading growth in dealer subscriptions, have created a very successful PC and mobile based model, and have established a multi-faceted transaction platform that is driving the success of both our business partners and Autohome.”

Nicholas Chong, Chief Financial Officer, commented, “We are proud to have started off 2015 with such robust top-line growth while also maintaining a consistently healthy cash position. In connection with our business expansion, we have been reinvesting in the business in order to sustain our long-term growth in revenues and profitability. For the rest of the year, we will continue to focus on building out our transaction centric business model, driving further efficiencies in our operations, and creating value for our shareholders.”

Detailed Overview of Financial Results for First Quarter 2015

Key Financial Results

(In RMB Millions except for per share data)	1Q2014	1Q2015	% Change

Net Revenues	342.0	622.9	82.1%

Operating Profit	148.3	201.6	36.0%

Net Income	121.9	165.6	35.8%

Adjusted Net Income[2]	136.9	197.5	44.3%

Diluted Earnings Per Share[3]	1.08	1.44	33.3%

Net Cash Provided by Operating Activities	250.7	283.9	13.2%

Unaudited First Quarter 2015 Financial Results

Net Revenues

Net revenues for the first quarter of 2015 increased 82.1% to RMB622.9 million ($100.5 million) from RMB342.0 million in the corresponding period in 2014. The increase was due to increases in both the Company’s advertising services revenues and dealer subscription services revenues.

•	Advertising services revenues for the first quarter of 2015 increased 78.4% to RMB403.0 million ($65.0 million) from RMB225.9 million in the corresponding period in 2014. The growth was due to an increase in revenues from both automaker advertisers and dealer advertisers.

•	Revenues from automaker advertisers increased 69.1% to RMB301.3 million ($48.6 million) from RMB178.2 million in the corresponding period in 2014. The increase was attributable to an increase in average revenues per automaker advertiser as automakers continued to shift marketing budgets to Autohome’s online advertising channels to increase their exposure to the highly-targeted users provided by Autohome.

•	Revenue from dealer advertisers increased 113.0% to RMB101.7 million ($16.4 million) from RMB47.7 million in the corresponding period in 2014. The increase was mainly due to an increase in the volume of advertising purchased by our growing base of paying dealers to drive more transactions. It is also a result of the Company’s expansion into new geographical markets and deeper penetration into existing markets, together with an increase in the rates for the Company’s dealer advertising services.

[2]	Adjusted net income is defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.
[3]	Each ordinary share equals one ADS.

•	Revenues from automaker advertisers and dealer advertisers accounted for 74.8% and 25.2%, respectively, of total advertising services revenues for the first quarter of 2015.

•	Dealer subscription services revenues for the first quarter of 2015 increased 89.5% to RMB219.9 million ($35.5 million) from RMB116.1 million in the corresponding period in 2014. The increase in dealer subscription services revenues was mainly driven by (i) a 41.2% year-over-year increase in the number of paying dealers, which in turn was a result of Autohome’s expansion into new geographic markets, especially within China’s growing Tier 3 and Tier 4 cities, and deeper penetration into existing markets and (ii) an increase in average revenues per paying subscriber as dealers continued to allocate a greater portion of their budget to subscribe to the Company’s services and an increase in the rates for our dealer subscription services. The Company sold dealer subscription services to 17,871 dealers in the first quarter of 2015, compared with 12,659 dealers in the corresponding period in 2014.

Cost of Revenues

Cost of revenues for the first quarter of 2015 increased 50.7% to RMB103.1 million ($16.6 million) from RMB68.4 million in the corresponding period in 2014, primarily due to increases in value-added taxes and surcharges, and content-related cost. The cost of revenues included share-based compensation expense of RMB2.7 million ($0.4 million) and RMB1.7 million for the first quarter of 2015 and corresponding period in 2014, respectively.

Operating Expenses

Operating expenses for the first quarter of 2015 increased 153.9% to RMB318.2 million ($51.3 million) from RMB125.3 million in the corresponding period in 2014. This growth was due to increases in sales and marketing expenses, product development expenses and general and administrative expenses as the Company has been reinvesting for future growth opportunities. As a percentage of net revenues, operating expenses for the first quarter of 2015 increased to 51.1% from 36.6% in the corresponding period in 2014.

•	Sales and marketing expenses for the first quarter of 2015 increased significantly to RMB218.2 million ($35.2 million) from RMB66.4 million in the corresponding period in 2014. This increase was primarily due to (i) an increase in marketing expenses in connection with the promotion of the Company’s brands through search engines, mobile platforms and navigation sites, including the cooperation with Baidu for enhanced auto-related content search results on PCs powered by “Aladdin,” and (ii) an increase in salaries and benefits as a result of the growth in sales and marketing headcount, which is in line with the Company’s rapid growth. The sales and marketing expenses for the first quarter of 2015 included share-based compensation expense of RMB10.6 million ($1.7 million), compared to RMB1.5 million in the corresponding period in 2014.

•	General and administrative expenses for the first quarter of 2015 increased 42.2% to RMB42.0 million ($6.8 million) from RMB29.5 million in the corresponding period in 2014. This increase was primarily attributable to an increase in salaries and benefits. The general and administrative expenses for the first quarter of 2015 included share-based compensation expenses of RMB9.3 million ($1.5 million), compared to RMB6.6 million in the corresponding period in 2014.

•	Product development expenses for the first quarter of 2015 increased 97.6% to RMB58.0 million ($9.4 million) from RMB29.4 million in the corresponding period in 2014. This increase is primarily attributable to an increase in salaries and benefits as a result of the growth in product development headcount which is in line with the Company’s rapid growth. The product development expenses for the first quarter of 2015 included share-based compensation expenses of RMB8.2 million ($1.3 million), compared to RMB4.0 million in the corresponding period in 2014.

Operating Profit

Operating profit for the first quarter of 2015 increased 36.0% to RMB201.6 million ($32.5 million) from RMB148.3 million in the corresponding period in 2014.

Net Income and EPS

Net income for the first quarter of 2015 increased 35.8% to RMB165.6 million ($26.7 million) from RMB121.9 million in the corresponding period in 2014. Basic and diluted earnings per share and per ADS (“EPS”) for the first quarter of 2015 were RMB1.49 ($0.24) and RMB1.44 ($0.23), respectively, compared to basic and diluted EPS in the corresponding period in 2014 of RMB1.16 and RMB1.08, respectively.

Adjusted Net Income and Non-GAAP EPS

Adjusted net income, defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, for the first quarter of 2015 increased 44.3% to RMB197.5 million ($31.9 million) from RMB136.9 million in the corresponding period in 2014. Non-GAAP basic and diluted EPS for the first quarter of 2015 were RMB1.78 ($0.29) and RMB1.71 ($0.28), respectively, compared to Non-GAAP basic and diluted EPS in the corresponding period in 2014 of RMB1.30 and RMB1.22, respectively.

Balance Sheet and Cash Flow

As of March 31, 2015, the Company had cash and cash equivalents and term deposits of RMB3,059.2 million ($493.5 million). Net cash provided by operating activities in the first quarter of 2015 was RMB283.9 million ($45.8 million), compared to RMB250.7 million in the corresponding period in 2014.

Recent Developments

•	Launch of “Real-time Autos” and “Online Radio Channel”, the Industry’s First Real-Time Auto Information Service: In March 2015, Autohome’s industry pioneer product, “Real-time Autos”, was introduced. For the first time, users are able to access delivery of auto-related information, such as car shows and new car launches, in real-time versus on a per-day basis. In April 2015, Autohome further launched an “Online Radio Channel” on its mobile platform, specifically targeted to the drivers on the road. The Company believes the new products fulfill its users’ real-time mobile information service needs and thus can further enhance Autohome’s traffic, increase user stickiness, and improve user experience.

•	Strategic Collaboration with Changan Automobile to Establish an Online Community Platform for Opinions Sourcing: In April 2015, Autohome and Changan Automobile, a leading Chinese automaker, announced that they have signed a strategic framework agreement to collaborate on establishing an online interactive platform for users to participate in product optimization and product development for Changan Automobile. Autohome will leverage its advantages as the top auto media platform and premium transaction centric platform to engage consumers through the whole life cycle of automobile consumption. This will also help Changan Automobile respond to market needs through the opinions sourcing platform. Both companies also intend to deepen their cooperation on big data collection and analysis, product research and development, product designs, and sales and marketing in the future.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB811 million ($130.8 million) to RMB848 million ($136.8 million) in the second quarter of fiscal year 2015, representing a 60.0% to 67.3% year-over-year increase.

This forecast reflects the Company’s current and preliminary view on the market and operating conditions, which are subject to change.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM on Wednesday, May 6, 2015, U.S. Eastern Time (8:00 PM on Wednesday, May 6, 2015, Beijing Time).

Dial-in details for the earnings conference call are as follows:

United States: +1-855-298-3404

Hong Kong: +852-5808-3202

China Domestic: 400-120-0539

United Kingdom: 0800-015-9725

International: +1-631-514-2526

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 6666119.

A replay of the conference call may be accessed by phone at the following numbers until May 13, 2015:

United States: +1-866-846-0868

International: +61-2-9641-7900

Passcode: 6666119

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Through its two websites, autohome.com.cn and che168.com and its mobile applications, the Company provides comprehensive, independent and interactive content to automobile buyers and owners. Autohome.com.cn ranked first among China’s automotive websites and automotive channels of internet portals in terms of average daily unique visitors, average daily time spent per user and average daily page views in 2014, according to iResearch, a third-party research firm. The Company’s ability to reach a large and engaged user base of automobile consumers has made Autohome the preferred platform for automakers and dealers to conduct their advertising campaigns. Automakers typically utilize its online advertising services for brand promotion, new model releases and sales promotions. Its dealer subscription services allow dealers to market their inventory and services through Autohome’s websites, extending the reach of their physical showrooms to potentially millions of internet users in China. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income, Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income before income tax expense, depreciation expenses of property and equipment and amortization expenses of intangible assets and interest expense, excluding share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Edith Kwan

Investor Relations

Autohome Inc.

Tel: +86-10-5987-1535

Email: ir@autohome.com.cn

Cara O’Brien

FTI Consulting, Inc.

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands, except per share data)

	For three months ended March 31,
	2014	2015
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)

Net revenues:
Advertising services	225,920	402,972	65,006
Dealer subscription services	116,067	219,932	35,479

Total net revenues	341,987	622,904	100,485

Cost of revenues	(68,416)	(103,136)	(16,638)

Gross profit	273,571	519,768	83,847

Operating expenses:
Sales and marketing expenses	(66,405)	(218,159)	(35,193)
General and administrative expenses	(29,528)	(41,988)	(6,773)
Product development expenses	(29,353)	(58,008)	(9,358)

Operating profit	148,285	201,613	32,523

Interest income	5,624	14,032	2,264
Other (expense)/ income, net	(53)	107	17
Income before income taxes	153,856	215,752	34,804

Income tax expense	(31,941)	(50,198)	(8,098)

Net income	121,915	165,554	26,706

Earnings per share for ordinary share
Basic	1.16	1.49	0.24
Diluted	1.08	1.44	0.23

Shares used in earnings per share computation:
Class A ordinary shares
Basic	36,347,496	49,078,221	49,078,221
Diluted	112,445,199	115,328,561	115,328,561

Class B ordinary shares
Basic	68,788,940	61,824,328	61,824,328
Diluted	68,788,940	61,824,328	61,824,328

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	6,303	3,897	629

Comprehensive income	128,218	169,451	27,335

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended March 31,
	2014	2015
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Net income	121,915	165,554	26,706
Plus: income tax expense	31,941	50,198	8,098
Plus: depreciation of property and equipment	7,868	10,712	1,728
Plus: amortization of intangible assets	1,584	1,476	238
EBITDA	163,308	227,940	36,770

Plus: share-based compensation expenses	13,842	30,830	4,974

Adjusted EBITDA	177,150	258,770	41,744

Net income	121,915	165,554	26,706
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,138	1,138	184

Plus: share-based compensation expenses	13,842	30,830	4,974

Adjusted Net Income	136,895	197,522	31,864

Non-GAAP Earnings per share for ordinary share
Basic	1.30	1.78	0.29
Diluted	1.22	1.71	0.28
Shares used in earnings per share computation:
Class A ordinary shares
Basic	36,347,496	49,078,221	49,078,221
Diluted	112,445,199	115,328,561	115,328,561

Class B ordinary shares
Basic	68,788,940	61,824,328	61,824,328
Diluted	68,788,940	61,824,328	61,824,328

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of March 31
	2014	2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,054,416	1,081,698	174,496
Term deposits	1,717,775	1,977,470	318,998
Accounts receivable	736,695	706,874	114,030
Prepaid expenses and other current assets	73,911	166,790	26,907
Deferred tax assets, current	57,969	47,463	7,657

Total current assets	3,640,766	3,980,295	642,088

Non-current assets:
Property and equipment, net	74,882	70,622	11,392
Goodwill and intangible assets, net	1,543,678	1,542,205	248,783
Other non-current assets	19,189	20,763	3,349

Total non-current assets	1,637,749	1,633,590	263,524

Total assets	5,278,515	5,613,885	905,612

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	524,567	570,063	91,960
Advance from customers	42,530	52,471	8,464
Deferred revenue	438,797	502,005	80,982
Income tax payable	74,763	78,469	12,658

Total current liabilities	1,080,657	1,203,008	194,064

Non-current liabilities:
Other liabilities	24,058	24,058	3,881
Deferred tax liabilities	508,377	509,357	82,168

Total non-current liabilities	532,435	533,415	86,049

Total liabilities	1,613,092	1,736,423	280,113

Shareholders’ equity:
Total shareholders’ equity	3,665,423	3,877,462	625,499

Total liabilities and shareholders’ equity	5,278,515	5,613,885	905,612